

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2020

Nima M. Farzan
President and Chief Executive Officer
Kinnate Biopharma Inc.
11875 El Camino Real, Suite 101
San Diego, California 92130

Re: Kinnate Biopharma Inc.
Registration Statement on Form S-1
Filed November 13, 2020
File No. 333-250086

Dear Ms. Farzan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 13, 2020

The Offering, page 9

1. Please include disclosure regarding the directed share program in your "Risk Factors," "Certain Relationships and Related Party Transactions" and "Plan of Distribution" sections, or tell us why such disclosure is not required. See Items 503, 404 and 508 of Regulation S-K.

Use of Proceeds, page 81

2. We reissue comment 6 of our October 1, 2020 letter. We note you have not included the amounts; however, you also have not revised the associated disclosure to address the remainder of our comment. To the extent that the proceeds are intended to complete only a particular phase of clinical development, please identify the relevant clinical phase and

disclose the amount and source of other funds needed for you to achieve marketing approval. Refer to Instruction 3 to Item 504 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 183

3.   We note your response to comment 1. Tell us why you deleted information regarding stock purchases by and voting agreements with entities affiliated with Fidelity Management & Research Company from the Series C table and elsewhere in this section.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, page Ex.23.1

4.   Please ask your auditors to revise their consent to include the date of their audit report and to appropriately identify all periods and financial statements that have been audited in accordance with Item 601 of Regulation S-K.

General

5.   We note from your website use of terms such as "thought leaders" and a quote from one of your board members that the company "has assembled an experienced team of drug hunters who have built, from the ground up, a pipeline of best-in-class and first-in-class precision medicines that have the potential to deliver better outcomes for patients fighting hard-to-treat cancers." In website pipeline, with respect to KIN003, you state you have "observed potency." Please revise your web disclosure to comply with our comments, including comments 4 and 5 of our October 1, 2020 letter, or tell us why you think it is appropriate to advance these statements outside of your prospectus.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at (202) 551-3640 or Angela Connell at (202) 551-3426 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Tony Jeffries, Esq.